ROPES & GRAY
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

James M. Forbes

(617) 235 4765

james.forbes@ropesgray.com

September 27, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Mses. Samantha Brutlag and Deborah O’Neal Johnson

Re:	GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On September 12, 2016, Deborah O’Neal Johnson (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes and George Baxter of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 27 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 29 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 27/29”) relating to all series of the Trust.

Set forth below are responses to the Staff Reviewer’s comments on Amendment No. 27/29. As noted below, certain additional disclosure information not filed with Amendment No. 27/29 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement, and that additional information is provided below in Appendix A.

For purposes of this response letter, references to the “Funds” shall mean each series of the Trust offered by Amendment No. 27/29; references to an “Institutional Fund” shall mean the series of GMO Trust in which a particular Fund invests substantially all of its assets in reliance on Section 12(d)(1)(E) of the 1940 Act; and references to the “underlying GMO Funds” shall mean each series of GMO Trust in which an Institutional Fund may invest. Because each Fund holds shares of a single Institutional Fund, each Fund is a “Feeder Fund” and each Institutional Fund is a “Master Fund,” in each case as defined in General Instruction A to Form N-1A.

Securities and Exchange Commission	- 2 -	September 27, 2016

Prospectus

All Funds

1.	Please provide all numerical data relating to the Funds’ fees and expenses, expense examples, and performance that was not included in Amendment No. 27/29.

Response: The requested information is provided below in Appendix A.

2.	For each Fund with an expense reimbursement shown in the Fund’s “Annual Fund operating expenses” table, please confirm that the contractual arrangement to reimburse such expenses will remain in effect for a period of at least one year from the effective date of the Trust’s Rule 485(b) filing and include corresponding disclosure in the relevant footnote to the table.

Response: The Registrant confirms that, for each Fund with an expense reimbursement shown in the Fund’s “Annual Fund operating expenses” table, the contractual arrangement to reimburse such expenses will remain in effect for a period of at least one year from the effective date of the Trust’s Rule 485(b) filing. The Trust further confirms that all footnotes describing the applicable fee reimbursements disclose that the contractual arrangement will continue through at least September 30, 2017.

3.	For the Funds with “Market Risk – Asset-Backed Securities” as a principal risk, please confirm supplementally whether the associated Institutional Funds or underlying GMO Funds are permitted to invest in collateralized loan obligations (“CLOs”) and, if so, please confirm whether there is a limit on the percentage of Fund assets that can be invested in CLOs. Additionally, please confirm supplementally (via supplemental correspondence, if preferred) whether any Institutional Fund invests or expects to invest 15% or more of its assets in collateralized debt obligations (“CDOs”), CLOs, non-agency residential mortgage-backed securities (“RMBS”) or in entities that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“private funds”). If so, please also explain supplementally how GMO Trust’s Board of Trustees determines the liquidity of such investments.

Response: As disclosed in the “Asset-Backed and Related Securities—Other Asset-Backed Securities” and “Collateralized Debt Obligations (“CDOs”)” sub-sections of the “Descriptions and Risks of Fund Investments” section of the Statement of Additional Information, Institutional Funds and/or underlying GMO Funds that are permitted to invest in asset-backed securities may invest in CLOs. Although the Funds, Institutional Funds, and underlying GMO Funds are required to comply with any applicable fundamental investment policies and applicable rules and regulations regarding diversification, there is no specific limit on the percentage of a Fund’s assets that can be invested in CLOs. GMO Debt Opportunities Fund (“DOF”) is an underlying GMO Fund that currently invests or expects to invest 15% or more of its assets in CLOs and RMBS but does not currently invest or expect to invest a material amount of its net assets in CDOs or private funds. As disclosed in the Prospectus under “Investments in Other GMO Funds,” DOF may invest in asset-backed securities (including CLOs and RMBS) and has invested a substantial portion of its assets in asset-backed securities, many of which are below investment grade. No other Institutional Fund or underlying GMO Fund currently invests or expects to invest 15% or more of its assets in CDOs, CLOs, RMBS, or private funds.

Securities and Exchange Commission	- 3 -	September 27, 2016

The Registrant respectfully directs the Staff to the explanation provided in GMO Trust’s supplemental correspondence to the Staff on August 19, 2016 regarding how GMO Trust’s Board of Trustees determines the liquidity of such investments. The Registrant further notes that GMO Trust intends to provide additional explanation to the Staff via supplemental correspondence regarding this matter.

4.	For each Fund that uses the terms “international” or “global” in its name, please include disclosure relating to the related Institutional Fund’s investment exposure to issuers in a number of countries throughout the world. Please consider each applicable Fund’s current disclosure and policies in light of the Investment Company Institute’s June 4, 2012 memorandum of understanding (the “ICI Names Rule Memo”) setting forth the Staff’s view (as communicated to the ICI) that one way a fund with the terms “international” or “global” in its name could comply with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder would be to have a policy to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States.

Response: The Registrant confirms that it has considered each applicable Fund’s current disclosure and policies in light of the ICI Names Rule Memo. The Registrant notes that disclosure in the section of the Prospectus entitled “Name Policies” currently states that Institutional Funds and underlying GMO Funds with the terms “international” or “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).

While the Registrant notes that ICI Names Rule Memo states that the 40 percent/3 countries test is not compulsory, the Registrant confirms that, as disclosed in GMO Trust’s most recent shareholder reports for the fiscal year ended February 29, 2016, all Institutional Funds and underlying GMO Funds with the terms “international” or “global” in their names invested in at least three different countries and invested at least 40% of their assets outside of the United States as of the most recent fiscal year end.

5.	The Staff notes that many Funds’ “Principal investment strategies” disclosure indicates that the Funds’ Institutional Funds may invest in exchange-traded funds (“ETFs”). Please consider including, for those Funds, a standalone principal risk for investments in ETFs. Please also disclose that a Fund will bear the fees and expenses of an ETF in which it invests.

Securities and Exchange Commission	- 4 -	September 27, 2016

Response: The Registrant notes that ETFs are included in the definition of “underlying funds” in the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions.” The Registrant notes that, as applicable, the Item 4 disclosure for “Fund of Funds Risk” includes an explicit reference to “underlying funds” in order to clarify that Fund of Funds Risk includes the risks associated with a Fund’s investments in ETFs (among other investment companies). The Registrant also notes that the risks of investments in ETFs are addressed in the Item 9 disclosure for Fund of Funds Risk as follows:

“Investments in ETFs involve the risk that an ETF’s performance may not track the performance of the index the ETF is designed to track. In addition, ETFs often use derivatives to track the performance of the relevant index, and, therefore, investments in those ETFs are subject to the same derivatives risks discussed in ‘Derivatives and Short Sales Risk.’”

With respect to the fees and expenses associated with investments in ETFs, the Registrant notes the following Item 9 disclosure for Fund of Funds Risk:

Because a Fund bears the fees and expenses of its corresponding Institutional Fund, and the Institutional Fund bears the fees and expenses of the underlying funds in which it invests (absent reimbursement of those fees and expenses), the Fund and its corresponding Institutional Fund will incur additional expenses when investing in underlying funds. In addition, total Fund expenses will increase if an Institutional Fund increases its fees or incurs additional expenses, or when an Institutional Fund makes a new or further investment in underlying funds with higher fees or expenses than the average fees and expenses of the underlying funds then in the Institutional Fund’s portfolio.

6.	The Staff notes that disclosure in the Prospectus indicates that certain Funds had not commenced operations as of the date of the Prospectus. Please confirm that, for each such Fund, this statement will be accurate as of the effective date of the Trust’s Rule 485(b) filing.

Response: The Registrant confirms that, for each such Fund, this statement will be accurate as of the Trust’s Rule 485(b) filing.

7.	Please consider revising the definitions of the terms “emerging countries” and “emerging markets” in the Prospectus to provide more specificity regarding the countries and markets, respectively, that the Funds consider to be included within those categories.

Response:

For each Fund with a Name Policy requiring investments in “emerging countries,” the description of the Fund’s principal investment strategies in the Prospectus describes the manner in which the Fund determines whether a particular country is considered an “emerging country” for purposes of

Securities and Exchange Commission	- 5 -	September 27, 2016

its Name Policy.1 As noted in the Prospectus, GMO Emerging Countries Series Fund (and GMO Emerging Countries Fund, its Institutional Fund) considers “emerging countries” to include all countries that are not treated as “developed market countries” in the MSCI World Index or MSCI EAFE Index. GMO Emerging Country Debt Series Fund (and GMO Emerging Country Debt Fund, its Institutional Fund) considers “emerging countries” to be those countries included in the J.P. Morgan EMBI Global, the Fund’s benchmark, as well as other countries with similar national domestic product characteristics. With respect to Funds that are permitted, but not required, to invest in emerging countries or emerging markets, the Funds consider “emerging countries” and “emerging markets” to include all of the world’s less developed countries. In light of the foregoing, the Registrant believes it has adequate disclosure related to emerging market investments and that the common meanings of such terms will be clear to the Registrant’s investors.

GMO Global Asset Allocation Series Fund

8.	Consistent with Instruction 2(e) to Item 4 of Form N-1A, please revise the “Average Annual Total Returns” table such that returns for each broad-based securities market index precede or follow all of the returns for the Fund rather than being interspersed with the returns of the Fund.

Response: The requested change has been made.

GMO SGM Major Markets Series Fund

9.	Please explain supplementally why the Citigroup 3-Month Treasury Bill Index (the “Citigroup Index”) is an appropriate broad-based securities market index, per Instruction 5 to Item 27(b) of Form N-1A, given the Fund’s investment objective and principal investment strategies, and explain why it is not misleading with respect to the Fund.

Response: The Registrant notes that the term “appropriate broad-based securities market index” is defined in Instruction 5 to Item 27(b) of Form N-1A as an index that is “administered by an organization that is an unaffiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant notes that, as described in the “Fund Benchmarks and Comparative Indices” section of the Prospectus, the Citigroup Index meets all relevant disclosure requirements.

The Registrant believes the Citigroup Index is consistent with the Fund’s investment objective of long-term total return and its strategy of tactically allocating its investments across multiple global asset classes. To the extent that the Fund’s investment strategies are effective, the Fund is expected to have low correlation with the overall movements of those global asset classes, and the Registrant believes that a short-term cash index, such as the Citigroup Index, provides a helpful and appropriate comparison for investors to evaluate the Fund, given its investment objective and strategies.

[1]	There are no Funds with a Name Policy requiring investments in “emerging markets.”

Securities and Exchange Commission	- 6 -	September 27, 2016

*        *        *         *        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ James M. Forbes
James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Sarah Clinton, Esq., Ropes & Gray LLP

Securities and Exchange Commission	- 7 -	September 27, 2016

APPENDIX A

GMO BENCHMARK-FREE ALLOCATION SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.65%	0.65%	0.65%	0.65%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.16%	0.16%	0.16%	0.16%
Acquired fund fees and expenses[5]	0.14%	0.14%	0.14%	0.14%
Total annual fund operating expenses	1.25%	1.10%	1.00%	1.15%
Expense reimbursement[6]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	1.24%	1.09%	0.99%	1.14%

[1]	The information in this table and in the Example below reflects the expenses of both the Fund and BFAF.
[2]	The amount reflects the management fee paid by BFAF. The Fund does not charge a management fee, but indirectly bears the management fee paid by BFAF.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include net expenses borne by BFAF as a result of its investment in underlying funds. These expenses represent approximately less than 0.01% of net indirect operating expenses, less than 0.01% of interest expense, 0.05% of dividend expenses on short sales, and 0.08% of purchase premium and redemption fees paid by BFAF to the underlying funds.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	If you sell your shares				If you do not sell your shares
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class R4	$167	$477	$810	$1,752	$146	$455	$786	$1,724
Class R5	$152	$431	$731	$1,585	$131	$408	$707	$1,556
Class R6	$142	$400	$678	$1,472	$121	$377	$654	$1,443
Class PS	$157	$446	$757	$1,641	$136	$424	$734	$1,612

Securities and Exchange Commission	- 8 -	September 27, 2016

GMO BENCHMARK-FREE ALLOCATION SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 0.82%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				7/23/03 *
Class R4
Return Before Taxes	– 4.52%	3.77%	5.28%	8.44%
Return After Taxes on Distributions	– 5.51%	2.93%	3.65%	6.62%
Return After Taxes on Distributions and Sale of Fund Shares	– 2.13%	2.69%	3.78%	6.40%
Class R5
Return Before Taxes	– 4.37%	3.93%	5.44%	8.60%
Class R6
Return Before Taxes	– 4.26%	4.04%	5.55%	8.72%
Class PS
Return Before Taxes	– 4.42%	3.88%	5.39%	8.55%
Barclays U.S. Treasury Inflation Notes: 1-10 Year Index (reflects no deduction for fees, expenses, or taxes)	– 0.52%	1.64%	3.51%	3.76%
Consumer Price Index (reflects no deduction for fees, expenses, or taxes)	0.72%	1.55%	1.87%	2.10%

*	Inception date for BFAF (Class III shares).

Securities and Exchange Commission	- 9 -	September 27, 2016

GMO GLOBAL ASSET ALLOCATION SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.00%	0.00%	0.00%	0.00%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.01%	0.01%	0.01%	0.01%
Acquired fund fees and expenses[5]	0.54%	0.54%	0.54%	0.54%
Total annual fund operating expenses	0.85%	0.70%	0.60%	0.75%
Expense reimbursement[6]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	0.84%	0.69%	0.59%	0.74%

[1]	The information in this table and in the Example below reflects the expenses of both the Fund and GAAF.
[2]	Neither the Fund nor GAAF charges a management fee, but each indirectly bears the management fees of the underlying funds in which GAAF invests.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include interest expense that may be incurred by certain underlying funds and also include, to the extent applicable, purchase premiums and redemption fees (“transaction fees”) charged by certain underlying funds. Net fees and expenses of underlying funds (before addition of interest expense and transaction fees), indirect interest expense, and indirect transaction fees were approximately 0.49%, less than 0.01%, and 0.05%, respectively.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	If you sell your shares				If you do not sell your shares
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class R4	$116	$312	$525	$1,138	$101	$296	$507	$1,116
Class R5	$101	$265	$444	$961	$85	$248	$425	$938
Class R6	$91	$234	$389	$841	$75	$217	$371	$819
Class PS	$106	$281	$471	$1,020	$90	$264	$453	$998

Securities and Exchange Commission	- 10 -	September 27, 2016

GMO GLOBAL ASSET ALLOCATION SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 2.37%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				6/28/96 *
Class R4
Return Before Taxes	– 4.60%	3.71%	4.30%	6.40%
Return After Taxes on Distributions	– 8.65%	1.93%	2.49%	4.62%
Return After Taxes on Distributions and Sale of Fund Shares	0.26%	2.69%	3.09%	4.80%
Class R5
Return Before Taxes	– 4.46%	3.87%	4.46%	6.78%
Class R6
Return Before Taxes	– 4.35%	3.98%	4.57%	6.89%
Class PS
Return Before Taxes	– 4.51%	3.81%	4.40%	6.72%
MSCI ACWI (returns reflect no deduction for fees or expenses, but are net of withholding tax on dividend reinvestments)	– 2.36%	6.09%	4.76%	5.74%
Barclays U.S. Aggregate Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.52%	5.54%
GMO Global Asset Allocation Index (Fund benchmark)	– 1.13%	5.30%	4.80%	5.17%

*	GAAF commenced operations on June 28, 1996 with two classes of shares – Class I shares and Class II shares. No Class II shares were outstanding as of October 16, 1996. Class III shares were first issued on October 22, 1996. Class I shares converted to Class III shares on January 9, 1998. Class III performance information presented in the table represents Class II performance from June 28, 1996 to October 16, 1996, Class I performance from October 16, 1996 to October 21, 1996, and Class III performance thereafter. The performance information (before and after taxes) for all periods prior to June 30, 2002 was achieved prior to the change in GAAF’s principal investment strategies, effective June 30, 2002.

Securities and Exchange Commission	- 11 -	September 27, 2016

GMO SGM MAJOR MARKETS SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.85%	0.85%	0.85%	0.85%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.17%	0.17%	0.17%	0.17%
Total annual fund operating expenses	1.32%	1.17%	1.07%	1.22%
Expense reimbursement[5]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	1.31%	1.16%	1.06%	1.21%

[1]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year. The information in this table and in the Example below reflects the expenses of both the Fund and GMO SGM Major Markets Fund (“SGM”), the underlying fund in which the Fund invests.
[2]	The amount reflects the management fee paid by SGM. The Fund does not charge a management fee, but indirectly bears the management fee paid by SGM.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	1 Year	3 Years
Class R4	$134	$433
Class R5	$119	$387
Class R6	$109	$355
Class PS	$124	$402

Securities and Exchange Commission	- 12 -	September 27, 2016

GMO SGM MAJOR MARKETS SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 5.81%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				4/11/05 *
Class R4
Return Before Taxes	0.05%	0.31%	1.65%	2.30%
Return After Taxes on Distributions[a]	0.05%	0.31%	1.65%	2.30%
Return After Taxes on Distributions and Sale of Fund Shares[a]	0.03%	0.24%	1.28%	1.79%
Class R5
Return Before Taxes	0.20%	0.46%	1.81%	2.45%
Class R6
Return Before Taxes	0.31%	0.56%	1.91%	2.55%
Class PS
Return Before Taxes	0.15%	0.41%	1.75%	2.40%
Citigroup 3-Month Treasury Bill Index (Fund benchmark) (reflects no deduction for fees, expenses, or taxes)	0.03%	0.05%	1.17%	1.31%
Citigroup 3-Month Treasury Bill Index+++ (Composite Index)	0.03%	– 1.30%	0.76%	1.36%

*	Inception date for SGM (Class III shares).
[a]	After-tax returns do not reflect distributions made by SGM for all periods prior to December 1, 2015, the date on which SGM elected to change its U.S. federal income tax status from that of a partnership to a corporation. Further, SGM intends to elect to be treated and to qualify and be treated each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes.

Securities and Exchange Commission	- 13 -	September 27, 2016

GMO GLOBAL EQUITY ALLOCATION SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.00%	0.00%	0.00%	0.00%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.02%	0.02%	0.02%	0.02%
Acquired fund fees and expenses[5]	0.64%	0.64%	0.64%	0.64%
Total annual fund operating expenses	0.96%	0.81%	0.71%	0.86%
Expense reimbursement[6]	(0.02%)	(0.02%)	(0.02%)	(0.02%)
Total annual fund operating expenses after expense reimbursement	0.94%	0.79%	0.69%	0.84%

[1]	The information in this table and in the Example below reflects the expenses of both the Fund and GEAF.
[2]	Neither the Fund nor GEAF charges a management fee, but each indirectly bears the management fees of the underlying funds in which GEAF invests.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include, to the extent applicable, purchase premiums and redemption fees (“transaction fees”) charged by certain underlying funds. Net fees and expenses of underlying funds (before addition of transaction fees) and indirect transaction fees were approximately 0.59% and 0.05%, respectively.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	If you sell your shares				If you do not sell your shares
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class R4	$132	$350	$586	$1,262	$114	$330	$564	$1,235
Class R5	$117	$303	$505	$1,087	$99	$283	$483	$1,060
Class R6	$107	$272	$450	$968	$88	$251	$428	$941
Class PS	$122	$319	$532	$1,145	$104	$298	$510	$1,118

Securities and Exchange Commission	- 14 -	September 27, 2016

GMO GLOBAL EQUITY ALLOCATION SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 2.11%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				11/26/96 *
Class R4
Return Before Taxes	– 6.26%	4.45%	3.66%	7.05%
Return After Taxes on Distributions	– 8.28%	2.85%	2.08%	5.04%
Return After Taxes on Distributions and Sale of Fund Shares	– 1.52%	3.45%	2.97%	5.38%
Class R5
Return Before Taxes	– 6.12%	4.61%	3.82%	7.21%
Class R6
Return Before Taxes	– 6.02%	4.72%	3.92%	7.32%
Class PS
Return Before Taxes	– 6.17%	4.56%	3.76%	7.16%
MSCI ACWI (Fund benchmark) (returns reflect no deduction for fees or expenses, but are net of withholding tax on dividend reinvestments)	– 2.36%	6.09%	4.76%	5.48%
MSCI ACWI + (Composite index)	– 2.36%	6.09%	4.15%	5.56%

*	Inception date for GEAF (Class III shares).

Securities and Exchange Commission	- 15 -	September 27, 2016

GMO QUALITY SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.33%	0.33%	0.33%	0.33%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.16%	0.16%	0.16%	0.16%
Total annual fund operating expenses	0.79%	0.64%	0.54%	0.69%
Expense reimbursement[5]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	0.78%	0.63%	0.53%	0.68%

[1]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year. The information in this table and in the Example below reflects the expenses of both the Fund and GMO Quality Fund (“Quality Fund”), the underlying fund in which the Fund invests.
[2]	The amount reflects the management fee paid by Quality Fund. The Fund does not charge a management fee, but indirectly bears the management fee paid by Quality Fund.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	1 Year	3 Years
Class R4	$81	$257
Class R5	$65	$209
Class R6	$55	$177
Class PS	$70	$225

Securities and Exchange Commission	- 16 -	September 27, 2016

GMO QUALITY SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 6.71%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				2/6/04 *
Class R4
Return Before Taxes	1.19%	12.02%	7.13%	6.10%
Return After Taxes on Distributions	– 2.66%	8.88%	5.45%	4.66%
Return After Taxes on Distributions and Sale of Fund Shares	3.49%	9.36%	5.68%	4.87%
Class R5
Return Before Taxes	1.34%	12.19%	7.29%	6.26%
Class R6
Return Before Taxes	1.44%	12.31%	7.40%	6.36%
Class PS
Return Before Taxes	1.29%	12.14%	7.24%	6.20%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	7.20%

*	Inception date for Quality Fund (Class III shares).

Securities and Exchange Commission	- 17 -	September 27, 2016

GMO INTERNATIONAL EQUITY ALLOCATION SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.00%	0.00%	0.00%	0.00%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.00%	0.00%	0.00%	0.00%
Acquired fund fees and expenses[5]	0.79%	0.79%	0.79%	0.79%
Total annual fund operating expenses	1.09%	0.94%	0.84%	0.99%
Expense reimbursement[6]	(0.00%)	(0.00%)	(0.00%)	(0.00%)
Total annual fund operating expenses after expense reimbursement	1.09%	0.94%	0.84%	0.99%

[1]	The information in this table and in the Example below reflects the expenses of both the Fund and IEAF.
[2]	Neither the Fund nor IEAF charges a management fee, but each indirectly bears the management fees of the underlying funds in which IEAF invests.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include, to the extent applicable, purchase premiums and redemption fees (“transaction fees”) charged by certain underlying funds. Net fees and expenses of underlying funds (before addition of transaction fees) and indirect transaction fees were approximately 0.69% and 0.10%, respectively.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	If you sell your shares				If you do not sell your shares
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class R4	$162	$409	$676	$1,440	$136	$381	$646	$1,403
Class R5	$147	$363	$596	$1,267	$121	$335	$566	$1,230
Class R6	$137	$331	$542	$1,151	$111	$303	$512	$1,114
Class PS	$152	$378	$623	$1,325	$126	$350	$593	$1,288

Securities and Exchange Commission	- 18 -	September 27, 2016

GMO INTERNATIONAL EQUITY ALLOCATION SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 1.20%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				10/11/96 *
Class R4
Return Before Taxes	– 9.11%	0.30%	2.29%	6.17%
Return After Taxes on Distributions	– 10.64%	– 0.90%	0.66%	4.55%
Return After Taxes on Distributions and Sale of Fund Shares	– 3.41%	0.36%	2.15%	4.97%
Class R5
Return Before Taxes	– 8.96%	0.47%	2.45%	6.33%
Class R6
Return Before Taxes	– 8.87%	0.56%	2.55%	6.44%
Class PS
Return Before Taxes	– 9.02%	0.40%	2.39%	6.28%
MSCI ACWI ex USA (returns reflect no deduction for fees or expenses, but are net of withholding tax on dividend reinvestments)	– 5.66%	1.06%	2.92%	4.64%

*	Inception date for IEAF (Class III shares)

Securities and Exchange Commission	- 19 -	September 27, 2016

GMO INTERNATIONAL DEVELOPED EQUITY ALLOCATION SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.00%	0.00%	0.00%	0.00%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.07%	0.07%	0.07%	0.07%
Acquired fund fees and expenses[5]	0.65%	0.65%	0.65%	0.65%
Total annual fund operating expenses	1.02%	0.87%	0.77%	0.92%
Expense reimbursement[6]	(0.07%)	(0.07%)	(0.07%)	(0.07%)
Total annual fund operating expenses after expense reimbursement	0.95%	0.80%	0.70%	0.85%

[1]	The information in this table and in the Example below reflects the expenses of both the Fund and IDEAF.
[2]	Neither the Fund nor IDEAF charges a management fee, but each indirectly bears the management fees of the underlying funds in which IDEAF invests.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include, to the extent applicable, purchase premiums and redemption fees (“transaction fees”) charged by certain underlying funds. Net fees and expenses of underlying funds (before addition of transaction fees) and indirect transaction fees were approximately 0.62% and 0.03%, respectively.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	If you sell your shares				If you do not sell your shares
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class R4	$113	$347	$600	$1,324	$105	$338	$590	$1,312
Class R5	$98	$300	$519	$1,150	$90	$291	$510	$1,138
Class R6	$88	$269	$465	$1,033	$79	$260	$455	$1,020
Class PS	$103	$316	$546	$1,208	$95	$307	$537	$1,197

Securities and Exchange Commission	- 20 -	September 27, 2016

GMO INTERNATIONAL DEVELOPED EQUITY ALLOCATION SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): – 2.29%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				6/5/06 *
Class R4
Return Before Taxes	– 6.93%	2.67%	N/A	1.86%
Return After Taxes on Distributions	– 7.60%	1.86%	N/A	0.74%
Return After Taxes on Distributions and Sale of Fund Shares	– 3.05%	2.07%	N/A	1.54%
Class R5
Return Before Taxes	– 6.79%	2.83%	N/A	2.01%
Class R6
Return Before Taxes	– 6.70%	2.93%	N/A	2.12%
Class PS
Return Before Taxes	– 6.85%	2.78%	N/A	1.96%
MSCI EAFE Index (returns reflect no deduction for fees or expenses, but are net of withholding tax on dividend reinvestments)	– 0.81%	3.60%	N/A	2.02%

*	Inception date for IDEAF (Class III shares)

Securities and Exchange Commission	- 21 -	September 27, 2016

GMO FOREIGN SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.60%	0.60%	0.60%	0.60%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.17%	0.17%	0.17%	0.17%
Total annual fund operating expenses	1.07%	0.92%	0.82%	0.97%
Expense reimbursement[5]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	1.06%	0.91%	0.81%	0.96%

[1]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year. The information in this table and in the Example below reflects the expenses of both the Fund and GMO Foreign Fund (“Foreign Fund”), the underlying fund in which the Fund invests.
[2]	The amount reflects the management fee paid by Foreign Fund. The Fund does not charge a management fee, but indirectly bears the management fee paid by Foreign Fund.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	1 Year	3 Years
Class R4	$109	$379
Class R5	$94	$332
Class R6	$84	$300
Class PS	$99	$348

Securities and Exchange Commission	- 22 -	September 27, 2016

GMO FOREIGN SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): – 5.32%

Average Annual Total Returns†

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				8/31/84 *
Class R4
Return Before Taxes	6.47%	3.11%	2.19%	10.80%
Return After Taxes on Distributions	5.45%	2.14%	1.24%	N/A
Return After Taxes on Distributions and Sale of Fund Shares	4.43%	2.39%	1.96%	N/A
Class R5
Return Before Taxes	6.63%	3.26%	2.34%	10.97%
Class R6
Return Before Taxes	6.74%	3.37%	2.45%	11.08%
Class PS
Return Before Taxes	6.58%	3.21%	2.29%	10.91%
MSCI EAFE Index (returns reflect no deduction for fees or expenses, but are net of withholding tax on dividend reinvestments)	– 0.81%	3.60%	3.03%	8.75%

†	Information on Foreign Fund’s return after taxes is unavailable prior to June 28, 1996, the date Foreign Fund commenced operations as a registered investment company. Prior to that date, Foreign Fund operated as a private investment pool with investment objectives, policies, and guidelines that were substantially the same as those of Foreign Fund. Performance of Class III shares prior to June 28, 1996 is that of the private investment pool and reflects the pool’s higher annual operating expenses. The pool was not registered as an investment company and therefore was not subject to restrictions imposed on Foreign Fund by the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986, as amended. Had the pool been subject to these restrictions, its performance may have been adversely affected.
*	Inception date for Foreign Fund’s predecessor fund (Class III shares).

Securities and Exchange Commission	- 23 -	September 27, 2016

GMO U.S. EQUITY ALLOCATION SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.31%	0.31%	0.31%	0.31%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.16%	0.16%	0.16%	0.16%
Total annual fund operating expenses	0.77%	0.62%	0.52%	0.67%
Expense reimbursement[5]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	0.76%	0.61%	0.51%	0.66%

[1]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year. The information in this table and in the Example below reflects the expenses of both the Fund and GMO U.S. Equity Allocation Fund (“USEAF”), the underlying fund in which the Fund invests.
[2]	The amount reflects the management fee paid by USEAF. The Fund does not charge a management fee, but indirectly bears the management fee paid by USEAF.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	1 Year	3 Years
Class R4	$79	$250
Class R5	$63	$203
Class R6	$53	$171
Class PS	$68	$219

Securities and Exchange Commission	- 24 -	September 27, 2016

GMO U.S. EQUITY ALLOCATION SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 3.10%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				9/18/85 *
Class R4
Return Before Taxes	0.33%	11.35%	5.60%	10.55%
Return After Taxes on Distributions	– 2.50%	9.64%	4.39%	8.09%
Return After Taxes on Distributions and Sale of Fund Shares	2.44%	8.95%	4.41%	8.11%
Class R5
Return Before Taxes	0.48%	11.52%	5.76%	10.72%
Class R6
Return Before Taxes	0.59%	11.63%	5.87%	10.83%
Class PS
Return Before Taxes	0.43%	11.46%	5.71%	10.66%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	1.38%	12.57%	7.31%	10.86%

*	Inception date for USEAF’s predecessor fund (Class III shares). USEAF is the successor to GMO U.S. Core Fund (subsequently renamed GMO U.S. Core Equity Fund), a former series of GMO Trust that had an investment objective and investment policies and restrictions substantially identical to those of USEAF. Performance of USEAF through September 16, 2005 is that of GMO U.S. Core Fund and reflects GMO U.S. Core Fund’s annual operating expenses (0.02% higher than those of USEAF).

Securities and Exchange Commission	- 25 -	September 27, 2016

GMO EMERGING COUNTRIES SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.65%	0.65%	0.65%	0.65%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.69%	0.69%	0.69%	0.69%
Acquired fund fees and expenses[5]	0.02%	0.02%	0.02%	0.02%
Total annual fund operating expenses	1.66%	1.51%	1.41%	1.56%
Expense reimbursement[6]	(0.03%)	(0.03%)	(0.03%)	(0.03%)
Total annual fund operating expenses after expense reimbursement	1.63%	1.48%	1.38%	1.53%

[1]	The information in this table and in the Example below reflects the expenses of both the Fund and GMO Emerging Countries Fund (“Emerging Countries Fund”), the underlying fund in which the Fund invests.
[2]	The amount reflects the management fee paid by Emerging Countries Fund. The Fund does not charge a management fee, but indirectly bears the management fee paid by Emerging Countries Fund.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include commissions paid to brokers by the Emerging Countries Fund for executing transactions in unaffiliated underlying funds (“transaction fees”). Net fees and expenses of underlying funds (before addition of transaction fees) and indirect transaction fees were 0.02% and less than 0.01%, respectively.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	1 Year	3 Years	5 Years	10 Years
Class R4	$166	$681	$1,223	$2,706
Class R5	$151	$636	$1,147	$2,553
Class R6	$140	$605	$1,096	$2,451
Class PS	$156	$651	$1,173	$2,604

Securities and Exchange Commission	- 26 -	September 27, 2016

GMO EMERGING COUNTRIES SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 11.72%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				8/29/97 *
Class R4
Return Before Taxes	– 15.20%	– 6.96%	1.11%	5.99%
Return After Taxes on Distributions	– 15.40%	– 7.38%	– 0.28%	4.75%
Return After Taxes on Distributions and Sale of Fund Shares	– 7.77%	– 4.87%	1.86%	5.53%
Class R5
Return Before Taxes	– 15.08%	– 6.82%	1.27%	6.15%
Class R6
Return Before Taxes	– 14.98%	– 6.72%	1.37%	6.26%
Class PS
Return Before Taxes	– 15.12%	– 6.87%	1.22%	6.10%
S&P/IFCI Composite Index (reflects no deduction for fees, expenses, or taxes)	– 12.38%	– 3.68%	4.73%	6.42%

*	Inception date for Emerging Countries Fund (Class III shares).

Securities and Exchange Commission	- 27 -	September 27, 2016

GMO CORE PLUS BOND SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.16%	0.16%	0.16%	0.16%
Acquired fund fees and expenses[5]	0.03%	0.03%	0.03%	0.03%
Total annual fund operating expenses	0.74%	0.59%	0.49%	0.64%
Expense reimbursement[6]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	0.73%	0.58%	0.48%	0.63%

[1]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year. The information in this table and in the Example below reflects the expenses of both the Fund and GMO Core Plus Bond Fund (“Core Plus Bond Fund”), the underlying fund in which the Fund invests.
[2]	The amount reflects the management fee paid by Core Plus Bond Fund. The Fund does not charge a management fee, but indirectly bears the management fee paid by Core Plus Bond Fund.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	These indirect expenses include net expenses borne by Core Plus Bond Fund as a result of its investment in underlying funds. These expenses represent approximately 0.02% of net indirect operating expenses, less than 0.01% of interest expense and 0.01% of indirect transaction fees.
[6]	GMO has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	1 Year	3 Years
Class R4	$76	$295
Class R5	$60	$247
Class R6	$50	$216
Class PS	$65	$263

Securities and Exchange Commission	- 28 -	September 27, 2016

GMO CORE PLUS BOND SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 3.73%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				4/30/97 *
Class R4
Return Before Taxes	– 1.85%	5.00%	3.79%	5.21%
Return After Taxes on Distributions	– 3.97%	2.92%	1.10%	2.67%
Return After Taxes on Distributions and Sale of Fund Shares	– 1.04%	3.02%	1.79%	3.01%
Class R5
Return Before Taxes	– 1.70%	5.16%	3.94%	5.37%
Class R6
Return Before Taxes	– 1.60%	5.26%	4.05%	5.48%
Class PS
Return Before Taxes	– 1.75%	5.11%	3.89%	5.32%
Barclays U.S. Aggregate Index (reflects no deduction for fees, expenses, or taxes)	0.55%	3.25%	4.52%	5.47%

*	Inception date for Core Plus Bond Fund (Class III shares).

Securities and Exchange Commission	- 29 -	September 27, 2016

GMO EMERGING COUNTRY DEBT SERIES FUND

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class R4	Class R5	Class R6	Class PS
Management fee[2]	0.35%	0.35%	0.35%	0.35%
Distribution and service (12b-1) fee[3]	0.25%	0.10%	None	None
Administration fee	0.05%	0.05%	0.05%	0.20%[4]
Other expenses	0.20%	0.20%	0.20%	0.20%
Total annual fund operating expenses	0.85%	0.70%	0.60%	0.75%
Expense reimbursement[5]	(0.01%)	(0.01%)	(0.01%)	(0.01%)
Total annual fund operating expenses after expense reimbursement	0.84%	0.69%	0.59%	0.74%

[1]	The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year. The information in this table and in the Example below reflects the expenses of both the Fund and ECDF.
[2]	The amount reflects the management fee paid by ECDF. The Fund does not charge a management fee, but indirectly bears the management fee paid by ECDF.
[3]	Distribution and service (12b-1) fees are paid to financial intermediaries for providing sub-transfer agency, recordkeeping, and other administrative services.
[4]	Includes compensation paid to Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) for bearing expenses of sub-transfer agency, recordkeeping and related administrative services.
[5]	Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to reimburse the Fund for state registration fees to the extent that they are borne by the Fund. These reimbursements will continue through at least September 30, 2017, and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.

Example

	If you sell your shares		If you do not sell your shares
	1 Year	3 Years	1 Year	3 Years
Class R4	$239	$428	$161	$344
Class R5	$224	$382	$146	$297
Class R6	$214	$350	$136	$266
Class PS	$229	$397	$151	$313

Securities and Exchange Commission	- 30 -	September 27, 2016

GMO EMERGING COUNTRY DEBT SERIES FUND (continued)

Performance

Annual Total Returns/Class R4 Shares

Year-to-Date (as of 6/30/16): 11.81%

Average Annual Total Returns

Periods Ending December 31, 2015

	1 Year	5 Years	10 Years	Inception
				4/19/94 *
Class R4
Return Before Taxes	– 1.77%	6.72%	7.96%	14.33%
Return After Taxes on Distributions	– 4.78%	3.42%	4.44%	9.38%
Return After Taxes on Distributions and Sale of Fund Shares	– 0.99%	3.83%	4.81%	9.45%
Class R5
Return Before Taxes	– 1.63%	6.88%	8.13%	14.50%
Class R6
Return Before Taxes	– 1.53%	6.99%	8.23%	14.62%
Class PS
Return Before Taxes	– 1.68%	6.82%	8.07%	14.45%
J.P. Morgan EMBI Global (Fund benchmark) (reflects no deduction for fees, expenses, or taxes)	1.23%	5.11%	6.72%	10.44%
J.P. Morgan EMBI Global + (Composite index)	1.23%	5.11%	6.72%	10.36%

*	Inception date for ECDF (Class III shares).